Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended March 31		Six Months Ended March 31
	2018	2017	2018	2017
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$241,431	$259,061	$449,448	$436,955
Add:
Portion of rents representative of the interest factor	3,539	3,029	6,824	6,268
Interest on debt & amortization of debt expense	27,304	26,944	58,813	57,974
Income as adjusted	$272,274	$289,034	$515,085	$501,197
Fixed charges:
Interest on debt & amortization of debt expense (1)	$27,304	$26,944	$58,813	$57,974
Capitalized interest (2)	1,206	469	2,749	915
Rents	10,615	9,088	20,471	18,804
Portion of rents representative of the interest factor (3)	3,539	3,029	6,824	6,268
Fixed charges (1)+(2)+(3)	$32,049	$30,442	$68,386	$65,157
Ratio of earnings to fixed charges	8.50	9.49	7.53	7.69